Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

As of September 30, 2009

The following interim financial information of CorpBanca as of September 30, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4.621.107
Total assets	5.829.887

Current accounts and demand deposits	417.842
Time deposits and savings accounts	3.034.290
Borrowings from financial institutions	503.704
Debt issued	750.766

Equity	492.065

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	218.988
Provisions for loan losses	(57.539)
Operating expenses	(91.755)

Operating income	69.694
Income attributable to investments in other companies	434

Income before taxes	70.128
Income taxes	(11.285)

Net income for the period	58.843

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer